Filed Pursuant To Rule 433

Registration No 333-286293

October 30, 2025

PAUL BARRON: Big week for Solana as GSOL launches. This is an ETF that has been highly anticipated. We'll break it all down for you. Let's just get started. I do wanna thank our sponsor today. That is Salt Lending. You guys can go out there and get your own crypto backed loan by just visiting salt lending.com and get into a whole ecosystem how to really leverage your assets. Also, one thing about salt lending is they've got this new program called Salt Shield. This, of course, is the no liquidation solution. It's brand new. So learn more. Use our link down below to get started. Alright, let's get into it. Today I wanna bring back Zach Pandl, who is the head of research over at Grayscale Investments. Great to have you back, Zach. How are you?

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Hey, Paul. Great to see you virtually. Uh, doing great.

BARRON: Excellent. So, a couple of points we gotta talk about, of course, is the big news, and that is GSOL. It's on the ground and running. You guys have a lot going on here with it. When you look at the Solana ETF as it is launched now, explain to our viewers and our listeners what this really means for Grayscale.

PANDL: Well, first off, we, we are excited to have this, uh, ETF product, uh, in market, uh, today. Uh, we've been running this investment vehicle since 2021. Uh, so Grayscale, uh, starts these products out, uh, for accredited investors as a private, uh, funds, this is sort of their caterpillar stage, if you will. And, uh, today is when it reaches its final mature butterfly, uh, stage, uh, as a, as an ETF. So, what it means for investors, we've been able to offer investors access to, uh, Solana, uh, for a number of years already. Uh, but we're able to offer them in this most efficient product structure. The ETF product structure that is, uh, has the broadest investor access and generally is preferred by our clients. And so we're, that's what it really means is, uh, you know, we've been able to offer Solana and been excited about this ecosystem for a long time. Uh, now because of the, uh, regulatory clarity that we've been getting, that we've talked about on your show, uh, we're able to bring it, uh, to market, uh, as an ETF. Uh, it's a great outcome for investors out there.

BARRON: One thing, of course, that is even bigger was the, uh, institutional staking rewards. We were showing that on screen, you guys are gonna deliver exposure to SOL. This is the native soaking [sic], uh, over on Solana. But what you're talking about is staking rewards that have historically averaged between six and 8% per year. This is a credit to the GSOL'S total return potential. How does this work? How are you staking? What providers are you using? Can you go into that detail?

PANDL: Yeah, absolutely. So, Bitcoin, as people know, doesn't have this, uh, yield or this reward from, uh, staking, uh, from the product itself that is sort of earned by external, uh, uh, providers called the miners. But in the proof of stake, uh, category, which includes Ethereum, which includes a Solana token holders can earn extra reward on top of their token by providing a service to the blockchain. Uh, so you're doing something active. You are, uh, staking your, your tokens, putting your economic capital at risk, and validating transactions, uh, on the blockchain, helping service the blockchain and earning a kind of reward income, uh, in, uh, uh, in, in, uh, exchange, uh, for that, uh, service. So it's both something that's good for the blockchain and good for the investors because it provides an additional reward on top of your, uh, tokens. And if you're not staking, essentially you're leaving return, uh, on the table. So, very important that we're able to offer, uh, these, uh, staker rewards in our GSOL product, uh, for Solana, as well as in our Ethereum ETFs today.

BARRON: Zach, how has this, uh, this particular ETF performed versus what we've seen with the Bitcoin and the ETH ETFs for you guys?

PANDL: Well, just day one. So I think too early to say in terms of things like, uh, flows and volume and, and investor, uh, uptake. Um, but the Solana product has been one of our most popular private, uh, trusts. While it's, uh, and I think it will again, be very successful, uh, in this ETF, uh, format in general, although it's not a kind of perfect comparison, I do think that, uh, market cap is a rough guide, uh, for how much investor interest there will be in these different types of products. So it won't be as much as Bitcoin, you know, Bitcoin is a more than $2 trillion

BARRON: Sure

PANDL: uh, asset. So we should expect a bit more scaled down demand, uh, compared to that. But Solana a really critical piece of the blockchain, uh, ecosystem or the, the crypto economy, however you wanna refer to it. And I think it will see high investor interest as well.

BARRON: I know you guys have a lot of other ETFs. We'll talk about the XRP ETF in a second. But before we go there, in terms of the staking unlock, what are we talking about here? What, what could be, uh, an exposure for, especially around the potential here for earnings?

PANDL: Well, so Solana has a native staking reward rate that is around 7%. If we just look at, uh, you know, the last several months, of course, it, it fluctuates up and down with network demand. Uh, when the network is, uh, quieter, you know, when there's fewer transactions, fewer, uh, users that can be a little bit lower than that. And when the, the demand is running, uh, high, uh, the staking reward rate can be even higher, uh, than than 7%. Uh, so today we're staking about three quarters, uh, of the, uh, uh, fund. And there's a, you know, potential to, to stake a hundred percent, uh, of the fund at, at some point. So today, earning around a 6%, uh, reward rate, uh, in this, um, uh, product. So enhancing the returns, if the price of SOL uh, doesn't move at all, uh, the underlying investor can expect to receive that roughly 6%, um, uh, return. So that, that's why it's, uh, so important. Even if your token's not moving in price, uh, you are, you're earning on your position.

BARRON: Yeah, and this has been a, a big deal that a lot of people have been anticipating would be coming to these ETFs. Now it's here. Uh, so kudos to you and your team for getting this done, uh, in a time when we've had a government shutdown. So, right. Uh, I don't know what kind of magic you guys pulled off there, but, uh, uh,

PANDL: Very good attorneys, I think is the, is the key, uh, to keep these things moving. Even while I like it, uh, parts of the government are, are not in motion, but yeah, credit, credit to Grayscale legal team, uh, for, uh, uh, for pulling these feats off.

BARRON: So, on the staking side, is this a plan to just kind of feather this out through different staking services, like a JITO SOL, et cetera? Or will this be something that you guys are building out a staking product? What does, what does that look like for Grayscale?

PANDL: Well, I think, you know, both and is, is typically the answer with these, uh, things. And I think, you know, feathering it out. That's not a bad way to, to describe it. Uh, so today we are staking in the Ethereum and Solana, uh, products, Grayscale offers, uh, you know, more than, uh, three dozen, uh, uh, different types of crypto investment products, most of which have some type of staking feature. And we are working closely with regulators to make sure that, uh, we can, uh, stake in those, uh, products, uh, effectively, uh, okay, uh, for investors and, and safely as well. So I think you will see much more of this, uh, uh, throughout our whole product, uh, suite, both in the, uh, private, uh, fund side of our business, as well as ETFs as we launch more of those, which I think will be relatively soon.

BARRON: Alright, so other news that happen this week, of course, was Western Union, uh, was big news for Solana. I wanna go to a clip, and then I wanna get your opinion on how this might affect maybe investors looking at Solana going forward. Let's go to it’s that one.

UNKNOWN SPEAKER: If you're Western Union and you're already moving a hundred billion dollars a year across borders, picking a partner that does exactly that fast, efficient, stable, and secure is really, really important. And so we went and looked at most of the other alternatives and came to the conclusion for, for an institutional use case like ours, the Solana blockchain was the right choice for us.

BARRON: Alright, so you see Western Union, uh, they're talking about this, they've been testing a variety of things over the years. Uh, they were even on an early test in 2018 with XRP that got dumped. But I guess at that time, Solana wasn't really in the picture, but that now they are. How does this change the narrative for Solana for this particular partnership?

PANDL: Well, first off, let me say a no-brainer from Western Union's, uh, standpoint, you know, you have, uh, stablecoins are the future of digital payments. Sta, you know, digital dollars on blockchains and stable coin use, in some sense will lift all boats in the crypto ecosystem to almost, almost all boats, uh, less, let's say. So all the smart contract, uh, platforms and different, uh, blockchains, whether it's Ethereum, Solana, XRP and, and many others, will benefit from, uh, stable coin. Uh, a great sign for Western Union. And in my view, kind of a no brainer to be honest. Uh, given where the industry is going, the payments industry is going over time. Look, it's a, it's a big win for Solana to have this brand name, uh, that already owns a lot of the relevant relationships. You know, this is about using new technology to manage their existing, uh, processes and their existing relationships with, uh, customers that need to make cross-border payments that need to send remittances, uh, that sort of thing. So it's a great win for Solana. I think you will see more of this, uh, for Solana. It is a good blockchain for this, uh, use case and, and many other, uh, excellent, uh, use cases. And this is, you know, why it's so important to bring these ETFs, uh, to market. And I think you will see, uh, other blockchains per also participate in the success of, uh, stable coins, including the sum, uh, that you've, you've mentioned. So I think of it as a, a win for Solana, but also a, a lift all boats, uh, sort of trend for the crypto industry,

BARRON: As you guys know. And I think everybody watching our show, the banking industry has pretty much held hostage the off ramp, you know, for anybody out there. So that's been a big problem with being able to get crypto to critical mass and escape velocity. Maybe now we're gonna get there. Do you think these kinds of businesses, especially on Western Union, which has been a legacy business now starting to transact in stable coins, but if in reality everybody's got a global digital wallet that can transact in stable coins anyway, does that make that kind of business kind of obsolete in the future?

PANDL: I do think it's reasonable to say that, uh, you know, Western Union is sort of guarding their flank here, uh, a little bit. You know, they have an existing cross border payments business, and they're seeing competition from, uh, stable coin. So if you can't beat them, join them kind, kind of philosophy seems to be what, what they're doing. And that makes a lot of sense, uh, to me. But I do think it's reasonable to ask that question. Uh, you know, to what extent do you need these same sort of in-person, uh, services, uh, when you have other types of on-ramps, other types of wallets? I think that there will be a lasting use case to some degree because of the cash economy. Mm-hmm <affirmative>. Uh, which may require in-person presence in all of these different countries. And maybe that's where Western Union has an edge, but absolutely they're seeing competition from, uh, stable coins. And so, uh, I think wisely deciding why not join in.

BARRON: That of course, has created a huge, uh, backlash between two major, I will call them, um, cults, <laugh> when it comes to crypto, because there's these factions. I feel like we're in Hunger Games sometimes. And that is between XRP Army and the Solana Soldiers. Uh, I wanna play a clip real quick for you. This is, uh, on TikTok. Take a look.

UNKNOWN TIKTOK CONTENT CREATORS:

>>Zach Rector says that XRP ETFs live this week, maybe even tomorrow, live this week. You heard it here first out of nowhere, those three get approved, but then XRP still delayed.

>>Ahh We in this *****. The Solana ETF got approved.

>>Sorry, XRP holders, the delusion with XRP is, is crazy.

>>It is so over for XRP guys.

>>Western Union Build exclusively on Solana, not with Ripple, not with XRP. This is a basic fact. That's just a fact. That's not my opinion.

>>Western Union isn't going quietly into the night.

>>There is no bridge currency. There are stable coins on Solana. You guys know XRP, that's its main mission, is to be the bridge currency. Now, is this going to be like the Drake and Kendrick beef

>>That dump on October 10th, ******* wiped everybody, and they're consistently dumping nine figures a year of it on you. It's actually embarrassing.

BARRON: Uh, but that's the kind of crypto, uh, scenarios that play out in this world, and we have to cover it. Uh, you look at, uh, all the narratives that have been pushed out there. Swift, uh, didn't pick up XRP, they went the Ethereum route. Western Union didn't pick up XRP because they're old and outdated. Uh, I'm talking about Western Union Visa didn't pick up XRP because they want to control the world, you know, is the way I look at it. Why have we not seen the XRP ETF launch? What was the reason that SOL went first and XRP ETF did not?

PANDL: Absolutely. It's a relatively simple answer to that, uh, question, and it's just that issuers like Grayscale, were a bit further along, uh, with regulators on Solana than on several of the other potential, uh, crypto ETF, uh, products at the time of the government shutdown. And as soon as the government, uh, reopens, we expect to be moving quite quickly, uh, on the rest of these tokens. Uh, crypto definitely has a pa, you know, all the blockchains have passionate communities of, uh, supporters <laugh>. And it's one of the things that I love about the industry is just how enthusiastic people are about the possibilities of each of these distinct pieces of, uh, technology. Um, I, I come at this, uh, uh, industry and this, uh, asset class from the standpoint of just investment markets in, in general. Uh, and I believe that it is quite reasonable to have many crypto assets in your portfolio and hold a diversified basket, uh, of these assets. Um, we are proud to bring a Solana, uh, ETP, uh, ETF, uh, to market, and we're gonna be proud to bring, uh, several other of these, uh, to market in, in including XRP. And we're happy to give investors our own views on things like valuation and fundamental trends, uh, over time. But it doesn't need to be necessarily one or the other. And certainly, uh, you know, we are, uh, you know, we are working with all of these different, uh, projects, uh, over, over time. So we're happy to kind of support the ecosystem and give investors some sensible, uh, guidance about portfolio construction and, and leave some of the tribalism, uh, to, uh, to other community members.

BARRON: Yeah. Well, the tribalism is out there for sure. Okay. Zach, I want to go to this tweet right here. Uh, this was one that I put out. It was in reference to JP Morgan's estimates around all coin ETFs and their forecast. They were estimating on XRP 8 billion in inflow, Solana around 6 billion in inflow. There's some big opportunities here between these two specifically. First of all, do you think that is in order what JP Morgan is saying?

PANDL: I think those are the right ballpark. You know, we're gonna find out, of course, these are new products and, and we're gonna see what market demand is. I, I do think, uh, that they will be very popular, but we can absolutely scale, uh, to some rough sense to the Bitcoin and Ethereum ETFs. Mm-hmm <affirmative>. Which we have, uh, here in the US market, as well as to the altcoin ETPs that exist in Europe. Uh, so, you know, this is about us regulatory clarity and a change in new US, US products, but we do have these types of products in, in other, uh, areas. And we can kind of roughly benchmark, uh, these estimates. I think that those are in a potentially the right, uh, ballpark, you know, I don't wanna, uh, say for for sure it's day one. Sure. Uh, for our product, uh, here, uh, today. So we're gonna see after the first few days of trading, but I think these numbers are, uh, approximately scaled to the experience of the Bitcoin and, and Ethereum ETFs and seem maybe in the right ballpark to my eye.

BARRON: Well, I was just kind of curious because I'm trying to get more analysts to say, is this way outta line or is this in line? You know, so without giving expectations, but, you know, 'cause I think sometimes

PANDL: I would Say broadly in line, broadly

BARRON: okay. So inline is the key. 'cause I, I hear crazy things from Tom Lee all the time where we're gonna get to a $20,000 eth and I'm still kind of trying to, I digest that some, uh, 'cause I have a hard time getting there, but, uh, I always love to hear it. But <laugh>, you know, just like I, I'm, I'm interested in hearing JP Morgan say, Hey, we got 8 billion here and 6 billion there, you know, which is great numbers

PANDL: To be clear, broad, broadly in line in terms of potential inflows scaled to the Bitcoin and Ethereum, uh, experience, um, uh, on price, you know, that remains to be seen. Sure. Uh, I am optimistic, uh, certainly about the whole asset class.

BARRON: Alright, so I've got a couple other things here I want to hit on. One is, if you look at the amount of allocation, and I'm, you know, we've looked at your platform here in terms of your holdings, GDLC, but this is the breakdown here. So it's a five ETF holding basket. So you've got Bitcoin leading the weight, uh, at 75, almost 75%. And then right behind that, uh, Ethereum, then you're coming in with XRP and Solana, these somewhat weight according to market cap. Is this what you are proposing to investors when they come into Grayscale and say, yeah, I want to package up some, you know, some investments here. Is this kind of the, the model you're pro proposing to them?

PANDL: Uh, well, we, we speak to every different type of investor that you could imagine from individual retail investors to the world's most sophisticated institutions. And they have a wide range of needs. But one of our key messages is that, you know, crypto is an emerging asset class, an important part of virtually every diversified portfolio. And you don't wanna miss the opportunity in some bigger, uh, sets. So there are lots of particulars as your viewers know, uh, in getting up to speed on, on blockchain technology and all these different, uh, assets, but you don't wanna miss the broader opportunity. So an index-based approach, uh, has been a very successful way to allocate to different asset classes, uh, you know, equities, bonds, and, and many other, uh, things. And has also been a successful way to allocate to, uh, crypto. We've been running, uh, this particular product since 2018 and it has an excellent, uh, track record. I think for investors that don't want an overwhelming amount of complexity, want to make sure that they capture the crypto opportunity, capture the beta in their portfolio, that the Grayscale CoinDesk Crypto 5 ETF, or the ticker GDLC that you uh mentioned can be a great fit. But there's so many different types of investors. That's why we have a broad product, uh, suite that we customize it, uh, to investors' needs.

BARRON: I'm looking at the, uh, coin market cap here. Uh, and there it is. You've got Solana setting at number six XRP at number four, uh, XRP holding a, uh, current market cap at 157 bill versus, uh, Solana holding it at 1 0 7. Do you think, uh, Solana can move up the chart here again? 'cause at one time they were above XRP, uh, in terms of market cap, what's your opinion?

PANDL: It is a, uh, neck and neck race, I guess, for that, uh, slot on the, uh, leaderboard. Uh, I would just maybe highlight a couple of other things, uh, in there. I mean, what, what that kind of leaderboard, uh, shows me is first that the, the market perceives that the single most valuable, uh, attribute of blockchain technologies, uh, today is the store of value or digital gold use case provided by Bitcoin. That, that jumps off the page when looking at this and it all. What other, the other thing that jumps off the page is stable coins. Yeah. You know, tether, uh, being very high, uh, on that, uh, list. Now between the, the rest of them there's intense competition. I don't wanna kind of say that one will, uh, take, take the lead, um, uh, over, over the other, uh, for necessarily. I do think that Solana is a strong project, uh, and has a very diverse, uh, and rich, uh, on chain economy. Mm-hmm <affirmative>. Uh, lots of applications, lots of developers, lots of users, and that's why you can expect it to, uh, sustain its value and grow, uh, over time. Uh, so I, I'm thrilled to be able to offer that or, you know, to, to be able to talk about our ETF product, uh, here today. And I think Solana is a, is a very strong, uh, project, but of course there's a very diverse range of things happening in that, that, uh, list of top tokens from stable Coins to, to digital gold,

BARRON: No doubt. I want to talk touch on one more point, and that is the narrative between AI and stable coins. Alright. You've got Nvidia, uh, really kind of cruising through a $5 trillion model right now. You got Solana jumping into the X oh, uh, the X 4 0 2. We had the Coinbase team on yesterday breaking this down, which is a huge opportunity, uh, in terms of agentic payments, especially in, in micro transactions. When you look at that, what's bigger right now, the AI narrative, I mean, NVIDIA's untouchable it feels like, or the stablecoin narrative, which is just getting started. What, what do you think?

PANDL: Well, that's a tough question. I think certainly in, in broader markets, it's hard to to say that anything but the AI trade is the biggest thing happening in, in global finance, uh, today in the crypto ecosystem, definitely stable coins, are the biggest, uh, story. And these things do intersect very clearly. Yes. You know, in the future we're going to have agents acting on our behalf, artificial intelligence agents, and they can't have a bank account, they can't have a credit card, but they can have an address on a blockchain and use stable coins to make payments. So we absolutely think that, uh, AI related payments are, will be one of the biggest use cases of, uh, stable coins and a huge use case of blockchain technology in general.

BARRON: No doubt. I'm gonna end it, uh, today with, uh, uh, Papa Fink <laugh>. Larry Fink coming in, uh, he was at, at the Mega Finance Summit. Um, talking about how the world isn't prepared, and I wanna get your opinion on this. Take a look.

Speaker | 21:54

You talk to central bankers regularly. Uh, what are the biggest concerns today of central bankers about what's going on in the global economy?

LARRY FINK: I, I would say the biggest question from central banks is what is the role of tokenization and digitization? How quickly should they think about digitizing their own currency? What does that mean for bank payments payment companies like MasterCard and Visa? We're not spending enough time talking about what, how quickly we're gonna tokenize every financial assets, a digital wallet and moving, you know, ETFs and other things through a digital wallet. And I think that's gonna happen worldwide very rapidly. Most countries are ill prepared for that and under appreciate how technology is changing that, not unlike how technology's changing ai.

BARRON: Alright, so Ill prepared countries are gonna be ill prepared for this. Um, Zach, would you agree right now that are people that far behind the eight ball here, or are we just drinking the Kool-Aid <laugh> in this industry?

PANDL: well You know, the US economy is incredibly dynamic and I, and I know we'll adapt to all these changes, but I agree with, with Larry Fink here that people will be astonished on how big these numbers get relatively quick. And it's partly just how small they are today. There are $30 billion of tokenized assets today, which sounds like a big number, but it is tiny compared to the $300 trillion plus of tokenizeable, uh, assets. So it is a very, very small, uh, thing at its very, very beginning and will be a huge, uh, part of our, uh, industry. So absolutely, you know, we are not prepared for how big these numbers will look over the next, uh, couple of years. Maybe your listeners are prepared. Uh, you know, I think broader investors and regulators still catching up.

BARRON: It is, uh, it is kind of a, a situation right now. 'cause the more we talk to traditional finance as this market grows, it's drawing in tradfi not only money managers, investors, businesses, technology companies, et cetera. And once they start opening up to really what's happening in crypto, the light bulb moment seems to come on. So it's intriguing that this is happening now. Zach Pandl, great having you on the show. Thank you so much for attending today. We appreciate it.

PANDL: My pleasure, Paul. Thank you.

BARRON: Alright, you guys and you know what to do, uh, make sure and jump into our own Diamond Circle. That's our very own private group that you guys can become part of. It's absolutely free. Just click the link down below, follow me out there on X at Paul Barron. We'll catch you next time right here on the Paul Baron Show.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.